SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                                TranSwitch Corp.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    894065101
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                                 (CUSIP Number)

                                  Herbert Chen
                           237 Park Avenue, 9th Floor
                            New York, New York 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 894065101
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,378,288

8.   SHARED VOTING POWER

     3,412,310

9.   SOLE DISPOSITIVE POWER

     4,378,288

10.  SHARED DISPOSITIVE POWER

     3,412,310

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,790,598

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 894065101
          ---------

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Item 1. Security and Issuer.

     No change.

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Item 2. Identity and Background.

     (a-c,f) No change.

     (d) No change.

     (e) No change.

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Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may be deemed to beneficially own 6,575,028 shares.

     The source of funds used to purchase the securities reported herein was working capital of the Reporting Person, Chen Capital Partners, LP and Lattanzio Chen Partners, LP.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

     The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Herbert Chen may be deemed to be the beneficial owner of 6,575,028 Shares, or 7.5% of the shares of the Issuer, based upon the 103,470,549 shares outstanding as of February 28, 2005 as reported on the issuer's 10-K for the fiscal year ended December 31, 2004 as filed on March 15, 2005.

     Herbert Chen shares the power to vote or direct the vote of 3,412,310 Shares to which this filing relates.

     Herbert Chen has the sole power to vote or direct the vote of 4,378,288 Shares to which this filing relates.

     Herbert Chen shares the power to dispose or direct the disposition of 3,412,310 shares to which this filing relates.

     Herbert Chen has the sole power to dispose or direct the disposition of 4,378,288 shares to which this filing relates.

     The 4,378,288 shares over which Herbert Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by Chen Capital Partners, LP, and the Reporting Person's personal trading account and IRA account.

     The 3,412,310 shares over which Herbert Chen shares the power to vote, direct the vote, dispose or direct the disposition of are held by Lattanzio Chen Partners, LP.

     The trading dates, number of shares purchased and sold and price per share for all transactions by the Reporting Person in the Shares within 60 days of the date of the event which requires this filing are set forth in Schedule A and were all effected in broker transactions.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

     No change.

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Item 7. Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               April 29, 2005
                                    ----------------------------------------
                                                  (Date)

                                                Herbert Chen (1)
                                    ----------------------------------------
                                                 Herbert Chen

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(1) The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

                                    Exhibit A
                           Transactions in the Shares

                                  Number of Shares
Date of Transaction               Purchased/(SOLD)            Price of Shares
-------------------               ----------------            ---------------

Chen Capital Partners, LP Main Account:

 2-Mar-05                              23,500                      $1.21
 8-Mar-05                             (25,000)                     $1.26
 9-Mar-05                              (7,200)                     $1.25
 14-Mar-05                             17,500                      $1.24
 18-Mar-05                            (17,500)                     $1.21
 22-Mar-05                             (9,000)                     $1.24
 23-Mar-05                               (200)                     $1.26
 24-Mar-05                            175,000                      $1.33
 28-Mar-05                            (86,700)                     $1.32
 29-Mar-05                            (50,000)                     $1.25
 30-Mar-05                            (31,500)                     $1.26
 1-Apr-05                             (30,000)                     $1.27
 4-Apr-05                              (7,000)                     $1.26
 5-Apr-05                              (8,500)                     $1.29
 8-Apr-05                              10,000                      $1.30
 13-Apr-05                            (20,000)                     $1.28
 19-Apr-05                            (15,000)                     $1.22
 21-Apr-05                            (15,500)                     $1.21
 22-Apr-05                             (5,200)                     $1.18

Lattanzio Chen Partners, LP

2-Mar-05                               30,000                      $1.24
3-Mar-05                               30,004                      $1.22
4-Mar-05                              111,000                      $1.25
7-Mar-05                                5,300                      $1.30
7-Mar-05                              200,000                      $1.25
7-Mar-05                              127,000                      $1.30
7-Mar-05                               31,200                      $1.32
8-Mar-05                                5,300                      $1.29
9-Mar-05                                6,000                      $1.27
9-Mar-05                                10,00                      $1.29
9-Mar-05                               68,800                      $1.25
9-Mar-05                              (63,500)                     $1.24
10-Mar-05                              21,400                      $1.27
11-Mar-05                               7,000                      $1.24
11-Mar-05                              39,660                      $1.23
14-Mar-05                              37,900                      $1.20
15-Mar-05                              81,900                      $1.18
15-Mar-05                             (68,500)                     $1.19
15-Mar-05                              30,000                      $1.28
15-Mar-05                               3,900                      $1.19
16-Mar-05                          (1,155,820)                     $1.25
16-Mar-05                              186,700                     $1.25
28-Mar-05                               7,000                      $1.30
29-Mar-05                              10,000                      $1.27
29-Mar-05                           1,155,820                      $1.24
29-Mar-05                             169,600                      $1.25
29-Mar-05                          (1,155,820)                     $1.24
30-Mar-05                              10,000                      $1.37
31-Mar-05                              45,000                      $1.35
31-Mar-05                              258,800                     $1.34
1-Apr-05                               39,375                      $1.32
1-Apr-05                               10,000                      $1.28
4-Apr-05                               11,800                      $1.29
5-Apr-05                                3,835                      $1.30
5-Apr-05                               45,767                      $1.30
5-Apr-05                               26,000                      $1.32
5-Apr-05                              (25,000)                     $1.32
5-Apr-05                               14,300                      $1.30
6-Apr-05                                4,000                      $1.28
6-Apr-05                                (100)                      $1.32
6-Apr-05                               50,000                      $1.32
7-Apr-05                                2,600                      $1.33
7-Apr-05                               13,100                      $1.33
7-Apr-05                              (13,901)                     $1.32
8-Apr-05                                7,000                      $1.32
8-Apr-05                               14,700                      $1.31
11-Apr-05                               6,675                      $1.28
11-Apr-05                              12,600                      $1.30
12-Apr-05                              17,600                      $1.30
12-Apr-05                              14,200                      $1.32
13-Apr-05                              14,000                      $1.29
13-Apr-05                              33,800                      $1.27
14-Apr-05                              27,324                      $1.27
14-Apr-05                               8,000                      $1.29
15-Apr-05                              42,000                      $1.28
15-Apr-05                              39,700                      $1.28
15-Apr-05                             (72,600)                     $1.28
15-Apr-05                              14,000                      $1.29
18-Apr-05                              59,160                      $1.23
18-Apr-05                               5,000                      $1.25
18-Apr-05                               5,000                      $1.24
19-Apr-05                               4,000                      $1.25
19-Apr-05                             105,500                      $1.22
19-Apr-05                              13,000                      $1.26
19-Apr-05                              12,000                      $1.26
20-Apr-05                             144,800                      $1.19
20-Apr-05                              10,000                      $1.24
20-Apr-05                              12,000                      $1.24
20-Apr-05                                 300                      $1.17
21-Apr-05                              21,000                      $1.22
21-Apr-05                              25,900                      $1.21
22-Apr-05                               8,000                      $1.19
22-Apr-05                              15,000                      $1.21
25-Apr-05                              50,000                      $1.17
25-Apr-05                              12,375                      $1.16
25-Apr-05                              12,000                      $1.21
26-Apr-05                              15,000                      $1.20
26-Apr-05                              18,800                      $1.20

Herb Chen

1-Mar-05                              (13,500)                     $1.23
30-Mar-05                               1,500                      $1.32
31-Mar-05                                (100)                     $1.37
1-Apr-05                               (1,100)                     $1.28
26-Apr-05                                (200)                     $1.19

01127.0002 #567599